Filed by Lancaster Exploration Limited

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crown PropTech Acquisitions

Commission File No.: 001-40017

Filed July 1, 2025

MKANGO RESOURCES LTD.

550 Burrard Street

Suite 2900

Vancouver

BC V6C 0A3

Canada

Mkango Announces Extension of Exclusivity Period to 3rd July 2025 in Relation to the Proposed Business Combination with Crown PropTech Acquisitions

LONDON / VANCOUVER: 1 July 2025 -– Mkango Resources Ltd (AIM/TSX-V: MKA) (“Mkango”) announced today that it, its wholly owned subsidiary, Lancaster Exploration Limited (“Lancaster”) and certain other wholly-owned subsidiaries of Mkango (together with Lancaster, “Lancaster Group”), have agreed to extend the exclusivity period associated with a non-binding letter of intent (“LOI”) to enter into a definitive business combination agreement (the “Business Combination Agreement”) with Crown PropTech Acquisitions, a Cayman Islands exempted company (OTC: CPTKW) (“CPTK”).

The LOI, which was entered into on 7 January 2025 and amended on each of 23 March 2025, 29 April 2025, and 22 May 2025, contained an exclusivity provision through 30 June 2025, during which time Lancaster Group and CPTK agreed they would not engage in discussions or negotiations with any third party regarding alternative transactions to the proposed merger contemplated by the Business Combination Agreement (the “Proposed Business Combination”). Pursuant to the latest LOI amendment, dated 30 June 2025, Lancaster Group and CPTK extended the exclusivity provision through 3 July 2025 (the “Exclusivity Expiration Date”) in order to provide additional time for the parties to complete negotiation of certain documents ancillary to the Business Combination Agreement.

About Mkango Resources Ltd.

Mkango is listed on AIM and the TSX Venture Exchange. Mkango’s corporate strategy is to become a market leader in the production of recycled rare earth magnets, alloys and oxides, through its interest in Maginito Limited (“Maginito”), which is owned 79.4 per cent by Mkango and 20.6 per cent by CoTec Holdings Corp (“CoTec”), and to develop new sustainable sources of neodymium, praseodymium, dysprosium and terbium to supply accelerating demand from electric vehicles, wind turbines and other clean energy technologies.

Maginito holds a 100 per cent interest in HyProMag Limited (“HyProMag”) and a 90 per cent direct and indirect interest (assuming conversion of Maginito’s convertible loan) in HyProMag GmbH, focused on short loop rare earth magnet recycling and manufacturing in the UK and Germany, respectively, and a 100 per cent interest in Mkango Rare Earths UK Ltd (“Mkango UK”), focused on long loop rare earth magnet recycling in the UK via a chemical route.

Commissioning of the short loop rare earth magnet recycling and manufacturing plant at Tyseley Energy Park in Birmingham, UK, is underway. Mkango will provide a further update to the market in due course.

Maginito and CoTec are also rolling out HyProMag’s recycling technology into the United States via the 50/50 owned HyProMag USA LLC joint venture company.

Mkango also owns the advanced stage Songwe Hill Rare Earth project, a rare earths, uranium, tantalum and niobium exploration portfolio in Malawi (“Songwe Hill”), as well as the Pulawy Rare Earth’s separation project in Poland (“Pulawy”). These projects are the subject of the Proposed Business Combination.

Songwe Hill is one of the few rare earth projects to have advanced to the NI 43-101 compliant DFS.

Pulawy, located in a Special Economic Zone in Poland, stands adjacent to the EU’s second largest manufacturer of nitrogen fertilisers, and features established infrastructure, access to reagents and utilities on site.

For more information, please visit www.mkango.ca

About Crown PropTech Acquisitions (CPTK)

CPTK is a Cayman Islands exempted company incorporated in 2021 as a special purpose acquisition company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, with approximately $5.6 million cash in trust.

Market Abuse Regulation (MAR) Disclosure

The information contained within this news release is deemed by Mkango to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 ('MAR') which has been incorporated into UK law by the European Union (Withdrawal) Act 2018. Upon the publication of this announcement via Regulatory Information Service, this inside information is now considered to be in the public domain.

Additional Information and Where to Find It

If a definitive agreement is entered into in connection with the Proposed Business Combination, Lancaster and CPTK will prepare a registration statement, including a proxy statement/prospectus, to be filed with the SEC. The proxy statement/prospectus will be mailed to CPTK’s shareholders. CPTK urges investors and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the Proposed Business Combination. Such persons can also read CPTK’s filings with the SEC for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. The proxy statement statement/prospectus, once available, can be obtained, without charge, at the SEC’s web site at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements (within the meaning of that term under applicable securities laws) with respect to Mkango, Lancaster Group, CPTK, their businesses and the Proposed Business Combination. Generally, forward looking statements can be identified by the use of words such as “targeted”, “plans”, “expects” or “is expected to”, “scheduled”, “estimates” “intends”, “anticipates”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “can”, “may”, “could”, “would”, “should”, “might” or “will”, occur or be achieved, or the negative connotations thereof. Forward looking statements in this news release include, but are not limited to, statements with respect to CPTK’s successor entity being listed on NASDAQ, and the Proposed Business Combination. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such factors and risks include, without limiting the foregoing, whether the Business Combination Agreement will be executed, whether NASDAQ will approve the listing of shares of Lancaster, the availability of (or delays in obtaining) financing to develop Songwe Hill and the recycling plants in the UK, Germany and the United States as well as Pulawy, geological, technical and regulatory matters relating to the development of Songwe Hill, governmental action and other market effects on global demand and pricing for the metals and associated downstream products for which Mkango or Lancaster is exploring, researching and developing, the ability to scale the HPMS and chemical recycling technologies to commercial scale, competitors having greater financial capability and effective competing technologies in the recycling and separation business of Maginito and Mkango, availability of scrap supplies for recycling activities, government regulation (including the impact of environmental and other regulations) on and the economics in relation to recycling and the development of the various recycling and separation plants of Mkango and Maginito and future investments in the United States pursuant to the cooperation agreement between Maginito and CoTec, the outcome and timing of the completion of feasibility studies for Songwe Hill, cost overruns, complexities in building and operating Songwe Hill and the Pulawy, the positive results of feasibility studies on the various proposed aspects of Mkango’s and Maginito’s activities, and delays in obtaining financing or governmental or stock exchange approvals and other risks that are detailed in the periodic reports filed by CPTK with the SEC. The forward-looking statements contained in this news release are made as of the date of this news release. Except as required by applicable law, each of Mkango, CPTK and Lancaster disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, each of Mkango, CPTK and Lancaster undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.

Participants in the Solicitation

Lancaster and CPTK and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CPTK’s shareholders in connection with the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of CPTK’s directors and officers in CPTK’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CPTK’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination when available. Information concerning the interests of Lancaster’s and CPTK’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For further information on Mkango, please contact:

Mkango Resources Limited

Alexander Lemon	William Dawes
President	Chief Executive Officer
alex@mkango.ca	will@mkango.ca

UK: +44 20 7372 2744

www.mkango.com

@MkangoResources

SP Angel Corporate Finance LLP

Nominated Adviser and Joint Broker

Jeff Keating, Jen Clarke, Devik Mehta

UK: +44 20 3470 0470

Alternative Resource Capital

Joint Broker

Alex Wood, Keith Dowsing

UK: +44 20 7186 9004/5

Cohen Capital

Strategic and Financial Adviser

Brandon Sun

USA: +1 929 432 1254

Welsbach Corporate Solutions LLC-FZ

Supply Chain Advisor

Daniel Mamadou SG:

+65 6879 7107

For further information on CPTK, please contact:

Crown PropTech Acquisitions

Michael Minnick

Chief Executive Officer

mm@crownproptech.com

https://www.crownproptech.com

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with or with respect to the Proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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